UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING HELD ON MARCH 3RD, 2015

DATE, TIME, AND PLACE: March 3rd, 2015, at 4:00 p.m., at the Auditorium of  Banco Santander (Brasil) S.A.´s main place of business (“Santander Brasil” or “Company”), at Avenida Presidente Juscelino Kubitschek, nº 2235 – 1st mezzanine, Vila Olímpia – São Paulo – SP.

ATTENDANCE: The Shareholders representing 89,70% of the voting capital of Banco Santander, as verified by the signatures apposed on the Shareholders’ Attendance Book.

BOARD: Chairwoman: Mrs. Mara Regina Lima Alves Garcia, Officer of the Company; and Secretary: Mr. Mauro Eduardo Guizeline.

CALL AND LEGAL PUBLICATIONS: Call Notice published in the Brazilian State Gazette (“DOESP”), in editions of January 31st, February 2nd and 3rd, 2015, and in the newspaper “Valor Econômico”, in editions of February 2nd, 3rd and 4th, 2015.

AGENDA: (a) TO APPROVE the appointment of a new member to be part of the Board of Directors, as Chairman of the Board of Directors; and (b)  TO CONFIRM the composition of the Board of Directors of the Company.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1)  The reading of the documents related to the matters to be approved in the Extraordinary Shareholders Meeting was dismissed, considering that are entirely knew by the shareholders; (2)  The declarations of votes, objections and dissidences eventually submitted shall be numbered, received and certified by the Board, and shall remain on file at the Company’s main place of business, pursuant to article 130, paragraph 1st, of Law 6,404, of December 15, 1976, and its further amendments (“Law 6,404/76”); and (3)  Authorized the drafting of these minutes in an abridged form, and its publishing without the signatures of the totality of the shareholders, pursuant to article 130, paragraphs 1st and 2nd, of Law 6,404/76, respectively.

[Free English Translation]

RESOLUTIONS:

(a) According to the proposal made by the Controlling Shareholder and acknowledged by the Board of Directors in the meeting held on January 29th, 2015, with a favorable opinion given on a meeting of the Remuneration and Nomination Committee held on January 23rd, 2015, it was APPROVED by majority of votes the appointment of Mr. Sergio Agapito Lires Rial, Brazilian, single, economist, bearer of the Identity Card RG No. 04.621.473-0 IFP/RJ, registered with CPF/MF under No. 595.644.157-72, to be part of the Board of Directors, as Chairman of the Board of Directors, with term of office up to the election of the members of the Board of Directors appointed in the Ordinary Shareholders Meeting to be held on April 30th, 2015, being right that he shall only be sworn in the office for which he has been appointed after approval of his appointment by the Central Bank of Brazil and through the representation under Article 2 of the Instruction 367, of May 29th, 2002, of the CVM (Comissão de Valores Mobiliários – Brazilian Securities Comission). It is recorded in this minutes that, according to the representations presented to the Company, the member of the Board of Directors just appointed (i) is not prevented from performing commercial activities due to the commitment of a crime, especially the ones mentioned on Paragraphs 1st and 2nd, of Article 147 of Law 6,404/76; and (ii) meets the requirements defined on Resolution No. 4.122, of August 2nd, 2012, of the National Monetary Council; and

(b) Towards the resolution took on the item above, it is CONFIRMED, by majority of votes, the composition of the Board of Directors of Santander Brasil, which shall be in force until the Board of Directors’ members appointed in the Ordinary Shareholders Meeting to be held on April 30th, 2015, be sworn in their offices, as follows: Chairman of the Board of Directors: Mr.  Sergio Agapito Lires Rial, Brazilian, single, economist, bearer of Identity Card RG No. 04.621.473-0 IFP/RJ, enrolled with CPF/MF under No. 595.644.157-72, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia, São Paulo - SP; Vice-Chairman of Board of Directors: Mr. Jesús Maria Zabalza Lotina, Spanish, married, engineer, enrolled with CPF/MF under No.  236.328.588-37, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia, São Paulo - SP; Directors: Mr. Conrado Engel, Brazilian, married, engineer, bearer of Identity Card RG No. 12849016-7 SSP/SC, enrolled with CPF/MF under No. 025.984.758-52, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia, São Paulo - SP;  Mr. José de Paiva Ferreira, Portuguese, married, businessman, bearer of Identity Card RNE No. W274948-B, enrolled with CPF/MF under No. 007.805.468-06, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia, São Paulo - SP; Mr.  José Antonio Alvarez Alvarez, Spanish, married, executive, bearer of Passport No. AA261236, domiciled in Madrid, Spain, with office at Edifício Pereda – plant 1, 28660, Boadilla del Monte, Madrid, Spain; Mr. José Manuel Tejón Borrajo, Spanish, married, economist, bearer of Passport No. AAA117365, domiciled at Madrid, Spain, with office at Edifício Pereda – plant 1, 28660, Boadilla del Monte, Madrid, Spain; and Independent Directors: Mr. Celso Clemente Giacometti, Brazilian, married, businessman, bearer of Identity Card RG No. 3.179.758-1 SSP/SP, enrolled CPF/MF under No. 029.303.408-78, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia, São Paulo - SP; Mr. Alvaro Antonio Cardoso de Souza, Portuguese, married, economist, bearer of Identity Card RNE No. W401505-E, enrolled with CPF/MF under No. 249.630.118-91, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia, São Paulo - SP; Mrs. Marília Artimonte Rocca, Brazilian, divorced, businesswoman, bearer of Identity Card RG No. 24.938.902-2 SSP/SP, enrolled with CPF/MF under No. 252.935.048-51, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia, São Paulo - SP; and Mrs. Viviane Senna Lalli, Brazilian, widow, entrepreneur, bearer of Identity Card RG No. 7.538.713-X SSP/SP, enrolled with CPF/MF under No. 077.538.178-09, domiciled in São Paulo, State of São Paulo, with office at Rua Dr. Olavo Egídio, 287 – 16th floor.

[Free English Translation]

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the Chairman, the Secretary and by the controlling shareholders.

BOARD: Mara Regina Lima Alves Garcia – Chairwoman; Mauro Eduardo Guizeline – Secretary. Shareholders: BANCO SANTANDER, S.A. – Ana Maria Imbiriba Corrêa – attorney-in-fact; GRUPO EMPRESARIAL SANTANDER, S.L. – Ana Maria Imbiriba Corrêa – attorney-in-fact; e STERREBEECK, B.V. – Ana Maria Imbiriba Corrêa – attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in Minutes of the Shareholders Meeting Book of the Company.

Mara Regina Lima Alves Garcia

Chairwoman

Mauro Eduardo Guizeline

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 3, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer